

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 20, 2020

Maureen B. Short
Executive Vice President and Chief Financial Officer
Rent-A-Center, Inc.
5501 Headquarters Drive
Plano, Texas 75024

   Re: Rent-A-Center, Inc.
     Form 10-K for Fiscal Year Ended December 31, 2019
     Filed March 2, 2020
     File No. 001-38047

Dear Ms. Short:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

           Sincerely,

           Division of Corporation Finance
           Office of Trade & Services